Exhibit 99.1

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

INFORMATION ON THE

TOTAL AMOUNT OF THE CASH-OUT OPTION, APPORTIONMENT AND OTHER UPDATES ABOUT THE CORPORATE REORGANIZATION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general, in addition to the Material Facts disclosed on April 15, 2021 and May 12, 2022, and the Notice to Shareholders disclosed on May 12, 2022, in connection with the corporate reorganization aimed at migrating its shareholder base to Inter & Co, Inc., a company organized under the laws of the Cayman jurisdiction ("Inter&Co"), with listing of its shares on Nasdaq, a stock exchange in the United States, which will back Level I Certificates of Deposit of Securities - BDRs, ("BDRs") that will be traded on B3 - Brasil, Bolsa, Balcão S.A. ("B3") ("Corporate Reorganization"), that:

(i)	End of the Option Period. On May 20, 2022, the Option Period ended. During this period Inter's shareholders who were holders of Inter shares on April 15, 2022 ("Cut-off Date" and "Eligible Shareholders", respectively), limited to the number of shares held by such Eligible Shareholder on the Cut-off Date, could choose to receive preferred shares issued by Inter Holding Financeira S.A. ("HoldFin") mandatorily redeemable with a cash payment of R$38.70 (thirty-eight reais and seventy centavos) per Redeemable PN, which value corresponds to 6 (six) times[1] the economic value per preferred and/or common share of Inter and which value will be adjusted by the DI rate from May 12, 2022 (the date on which the New Reorganization EGM is held (as defined below)) until the date of effective payment ("Cash-Out Option").

(ii)	Result of the Cash-Out Option. The total volume of requests to the Cash-Out Option by the Eligible Shareholders was higher than R$1,131,189,054.60 (one billion, one hundred and thirty-one million, one hundred and eighty-nine thousand, fifty-four reais and sixty cents), an amount equivalent to 10% (ten percent) of the total value (calculated based on the economic value of Inter's shares) of the public float of Inter's shares (as determined by B3), ("Cash-Out Cap").

1 On February 18, 2022, a reverse split of all shares issued by HoldFin was approved and implemented, in the proportion of 2:1 (two shares issued by HoldFin now representing one share issued by HoldFin after the reverse split), which resulted in the adjustment of the proportion attributed between the shares and units of Inter per Redeemable PN, which was 3 (three) times in the original structure of the Corporate Reorganization, to 6 (six) times, without any change, therefore, in the economic conditions of the established relationship, preserved in the Corporate Reorganization.

(iii)	Apportionment. The Eligible Shareholders who opted for the Cash-Out Option will automatically receive a combination of: (i) HoldFin preferred shares redeemable with cash, proportionately apportioned among such opting Eligible Shareholders, the maximum disbursement will be equivalent to the Cash-Out Cap ("Apportionment"); and (ii) a number of HoldFin preferred shares redeemable with BDRs backed by Inter&Co Class A Shares, sufficient to supplement the portion of the Cash-Out Option price not paid by reason of the Apportionment.

(iv)	Apportionment Ratio. As a result of the Apportionment, each Eligible Shareholder that opted for the Cash-Out Option will have his/her request satisfied in the proportion of 0,21500541032 of the total number of Inter shares held included in the Cash-Out Option. For informational purposes only, the Appendix I to this notice has an illustrative example of the application of the Apportionment.

(v)	No Negotiation. Until the closing date of the Corporate Reorganization, the trading by the Eligible Shareholders of Inter shares held by such Eligible Shareholders which will be exchanged by HoldFin preferred shares redeemable with cash is prohibited. On the other hand, the portion of shares that, as a result of the Apportionment, will be allocated to the BDRs Option ("BDR Portion") will be released for trading on May 24, 2022. SHAREHOLDERS SHOULD CONTACT THEIR RESPECTIVE INTERMEDIARIES ADMITTED AT THE B3 (I) TO CONSULT THEIR SHAREHOLDING POSITION GIVING EFFECT TO THE APPORTIONMENT, OR MAY ACCESS IT THROUGH THE B3 INVESTOR PORTAL, THROUGH THE WEBSITE HTTPS://WWW.INVESTIDOR.B3.COM.BR; (II) OBTAIN INFORMATION ABOUT OTHER TRANSACTIONS WITH SHARES ISSUED BY INTER

(vi)	Fractional Shares. Exceptionally, and exclusively as a result of the Apportionment, fractional Inter shares will be provisionally admitted to be held in custody. Once the Corporate Reorganization closes, the fractions will be sold at auction and the corresponding proceeds will be paid to the applicable shareholders.

UPDATED TIMETABLE OF THE CORPORATE REORGANIZATION

We present below an updated estimate schedule of the times and movements of the Corporate Reorganization.

Step	Date	Step
1	24/05/2022	Release for trading of the portion of shares of investors who opted for the Cash-Out and who will receive BDRs, due to the Apportionment
2	06/12/2022	Formal deadline to exercise Withdrawal Rights (please note that the effective Withdrawal Rights period ends on June 10, 2022)
3	06/13/2022	Announcement of the results of the Withdrawal Rights
4	06/17/2022	Deadline for non-Brazilian resident Inter Shareholders to send, directly or through their custody agents, the completed spreadsheet in Appendix II of the notice to shareholders published on May 12, 2022 and again included in Appendix II to this notice to the market, addressed to ri@bancointer.com.br¹
5	06/17/2022	Payment of the Withdrawal Rights and last day of trading, at B3, of Inter's shares and units (BIDI3, BIDI4 and BIDI 11)
6	06/20/2022	Closing of the Corporate Reorganization: (i) the date the BDRs will start trading at B3; and (ii) payment of the Cash-Out.
7	06/20/2022	Date of withholding by HoldFin of the applicable taxes (exclusively for Non-Resident Investors, in the applicable cases)
8	06/22/2022	Date on which the BDRs will appear on shareholders' statements
9	06/22/2022	Date from which shareholders may request the cancellation of BDRs ²
10	06/22/2022	Calculation of fractional shares
11	06/23/2022	Estimated date on which Inter&Co Class A Shares (Nasdaq: INTR) will begin to be delivered in favor of shareholders who have requested the cancellation of BDRs².
12	06/23/2022	Estimated listing date of Class A Shares on Nasdaq: INTR²
13	06/23/2022	Auction of Fractional Shares

As informed in the Notice to Shareholders of May 12, 2022, HoldFin will use the information provided to it to calculate the capital gain, and Inter's Shareholders will be responsible for the veracity of such information. The amount corresponding to the payment of the Cash-Out Option may be paid net of any taxes corresponding to the Inter Shareholders' capital gain, if any, due to HoldFin's obligation to withhold such taxes on behalf of the Inter Shareholders. Neither Inter nor HoldFin shall be liable, in any event, to the Inter Shareholders not resident in Brazil, for any subsequent adjustment and/or refund of any amount paid in excess of the amount provided.

² Date to be confirmed to the market in due course after confirmation of operational procedures regarding the process of requesting cancellation of the BDRs.

GENERAL INFORMATION

The Corporate Reorganization documents are available to shareholders at Inter's headquarters, at the Investor Relations Department, at Avenida Barbacena, nº 1.219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and on the websites of the Comissão de Valores Mobiliários (http://www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Inter's Shareholders may consult Inter's Investor Relations department for any questions they may have about the Corporate Reorganization on the channels indicated above.

This Notice is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Market Announcement (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended timetable for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as "estimate," "project," "forecast," "plan," "believe," "may," "expect," "anticipate," "intend," "planned," "potential," "could," "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co's and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

Belo Horizonte, May 23, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

Appendix I - Purely illustrative example of the apportionment application

EXEMPLE – SHAREHOLDER HOLDING BIDI3 AND BIDI4
Total number of shares of the shareholder included in the Cash-out request	1.000	[1]
Apportionment Factor (b)	0,21500541032	[2]
Final number of shares issued by Inter that will be allocated to the Cash-Out Option (c = a * b)	215,005	[3]
Final number of shares issued by Inter that will be allocated to the BDR Option (a - c)	784,995	[3]
Total amount of the shareholders’ Cash-Out after the Apportionment	R$ 1.386,78	[4]
Number of BDRs of Inter & Co that will be delivered to the Shareholder on the Closing	130,000
Number of BDRs fractions that will be grouped, sold and paid to the Eligible Shareholder	0,832

[1] Common and/or preferred shares issued by Inter (BIDI3 and/or BIDI4).
[2] Corresponding to the number of shares allocated to the Cash-Out, as a result of the Apportionment, for each one (1) shares of the Eligible Shareholder allocated to the Cash-Out Option.
[3] Calculated to three decimal places. The fractions of the shares allocated to the Cash-out Option will be paid in cash, while the fractions allocated to the BDR Option will be grouped and auctioned, so that their proceeds will be paid to Shareholders.
[4] Considering the accrual of the DI rate from May 12, 2022 until the date the Corporate Reorganization is completed

EXEMPLE – SHAREHOLDER HOLDING BIDI11
Total number of shares of the shareholder included in the Cash-out request	1.000	[1]
Apportionment Factor (b)	0,21500541032	[2]
Final number of shares issued by Inter that will be allocated to the Cash-Out Option (c = a * b)	645,016	[3]
Final number of shares issued by Inter that will be allocated to the BDR Option (a - c)	2.354,984	[3]
Total amount of the shareholders’ Cash-Out after the Apportionment	R$ 12.481,06	[4]
Number of BDRs of Inter & Co that will be delivered to the Shareholder on the Closing	392,000
Number of BDRs fractions that will be grouped, sold and paid to the Eligible Shareholder	0,497

1 Units of Inter (BIDI11) formed by one (1) common shares and two (2) preferred shares issued by Inter.

2 Corresponding to the number of shares allocated to the Cash-Out, as a result of the Apportionment, for each one (1) shares of the Eligible Shareholder allocated to the Cash-Out Option.

3 Calculated to three decimal places. The fractions of the shares allocated to the Cash-out Option will be paid in cash, while the fractions allocated to the BDR Option will be grouped and auctioned, so that their proceeds will be paid to Shareholders.

4 Considering the accrual of the DI rate from May 12, 2022 until the date the Corporate Reorganization is completed.

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME nº 00.416.968/0001-01

NIRE 31.300.010.864

Appendix II

NAME	CPF/CNPJ	PLACE OF TAX RESIDENCE	FRAMEWORK UNDER THE TERMS OF CMN 4.373/2014	NUMBER OF SHARES	AVERAGE ACQUISITION COST
[fill in the country]